
November 7, 2022

Rhonda Keaveney
Chief Executive Officer
Reynaldo's Mexican Food Company, Inc.
PO Box 26496
Scottsdale, AZ 85255

> **Re: Reynaldo's Mexican Food Company, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 26, 2022**
> **File No. 000-56463**

Dear Rhonda Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12G

Item 5. Directors and Executive Officers, page 19

1. We note your response to comment 3 of our letter and reissue in part. Additionally, we note your disclosure that custodianship has been terminated for Reynaldo's Mexican Foods. Please revise disclosure to clarify the original purpose of the custodianship and the authority and duties of the custodian, and describe the activities the custodian actually carried out for the company prior to termination of the custodianship. Further explain the effect of termination of the custodianship on the company and on the authority of Ms. Keaveney and Small Cap Compliance to manage or act on behalf of the company, including with respect to this registration statement. Additionally, for each company for which she is no longer custodian, please clarify what happened to each entity. For example, please clarify if the entities were sold, merged with other entities, or went out of business, and if they went out of business, please clarify the circumstances that led to it

going out of business.

<u>Item 15. Financial Statements and Exhibits, page 41</u>

2.   We note your response to comment 4 of our letter and reissue in part. It appears that you continue to file Articles of Incorporation for entities with names other than Reynaldo's Mexican Foods. Please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, including any amendments that may have changed the company's name to Reynaldo's Mexican Foods from something else, as required by Item 601(b)(3)(i) of Regulation S-K. Please also revise disclosure in your filing to explain the sequence of any transactions and name changes since your original incorporation and reinstatement of your charter. Ensure that the documents you have filed as exhibits are consistent with your narrative discussion of the company's history in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction